

Lynette Yiadom-Boakye (b. 1977)

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Similar works have, on average, realized prices at auction approximately 1.9x higher than their pre-sale estimates, suggesting particular demand for these works. Masterworks agreed to privately acquire this offering, minimizing intermediary fees.

INVESTMENT THESIS

Initial Offering Price

$516,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

21.5%

Sharpe Ratio (2013-2020)	watch video
Lynette Yiadom-Boakye	Speculative
All Art	0.55
S&P 500	0.56

54% Progress

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Lynette Yiadom-Boakye

(b. 1977)

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Why we like this painting

- Lynette Yiadom-Boakye is an acclaimed British-Ghanaian painter and writer recognized for her timeless figurative paintings that explore memory and imagination.
- A major international survey of the artist's work, titled "Lynette Yiadom-Boakye: Fly in League with the Night," finished in February 2023 at the Tate Britain in London. Drumming up global market attention, the exhibition brought together around 70 works from 2003 to the present day in the most extensive survey of the artist's career to date.
- Yiadom-Boakye was awarded the prestigious Carnegie Prize in 2018 and was the 2012 recipient of the Pinchuk Foundation Future Generation Prize. Showing distinction and academic reverence for her oeuvre.
- Our acquisitions team has reviewed over 40 examples of work by Yiadom-Boakye from around the world, some of which are priced in excess of $1 million. Of these 40 works, this is only the second we have selected to be offered on the Masterworks platform.
- Executed in 2014, the year after she was shortlisted for the prestigious Turner Prize, the Painting exhibits the artist's recognizable format, which favors lone figures depicted in half or full-length view and placed against ambiguous, often monochromatic backgrounds.
- Single figure compositions dominate Boakye's market, with depictions similar to the Painting commanding top prices at auction. As of April 6, 2023, these works account for six of the artist's top ten auction records and are led by: "11pm Sunday" (2011), which sold for $1,744,000 in May 2022, and Highpower (2008), which sold for $1,679,35 in October 2022, both of which are full-length examples.
- On March 1, 2023, a comparable work, *Wishes Above Needs* (2011), sold for £453,600 ($545,356) at Christie's London, representing an approximate 5.7% premium to the current offering.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Lynette Yiadom-Boakye (b. 1977, London, England) is an acclaimed British-Ghanaian painter and writer recognized for her timeless depictions of black subjects. She uses found images, memories, literature and the history of painting as sources for her work. Each painting is an exploration of a different mood, movement and pose, worked out on the surface of the canvas.

Painting







Artist Metrics

2021 Total Auction Sales	2021 Auction Lots Sold	All Time Record Price
$3,886,988	5	$1,950,000

Average Prices


777.4K
583K
388.7K
194.3K
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Turnover by Year


3.9M
2.9M
1.9M
971.7K
10 11 12 13 14 15 16 17 18 19 20 21

Lots Auctioned


Sold
Unsold
13
9.75
6.5
3.25
10 11 12 13 14 15 16 17 18 19 20 21

Initial Offering Price	**$516,000**
Offering Circular	sec.gov/edgar

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LYNETTE

YIADOM-BOAKYE

b. 1977, UNITED KINGDOM

Oil on canvas | 26 × 20 in. (66 × 51 cm.)

Lynette Yiadom-Boakye is an acclaimed British-Ghanaian painter and writer recognized for her timeless depictions of imaginary subjects.



$516,000

INITIAL OFFERING

21.5% HISTORICAL APPRECIATION OF SIMILAR WORKS[1]	**24.0%** MEDIAN REPEAT SALE PAIR APPRECIATION[2]

The Painting is a small-scale, characteristic example of Lynette Yiadom-Boakye's enigmatic portraits of fictitious characters. Executed in 2014, the year after she was shortlisted for the prestigious Turner Prize, the Painting depicts a bust-length portrait of a male figure who gazes enigmatically at an unknown figure or object and does not address the viewer. As is typical of the artist's mature practice, the figure is imagined, likely culled from memories or found imagery, created by the artist in the moment– and whose features are only solidified as she paints them into existence. The Painting exhibits the artist's recognizable format, which favors figures depicted in half or full-length view and placed within ambiguous, often monochromatic, backgrounds. Yiadom-Boakye paints with urgency and employs loose, gestural brushwork to depict the Painting's male subject. His painterly improvisation likely resulted from her common practice of completing paintings in a single day as well as her fondness of the materiality of paint. Accomplished as both a writer and a painter, Yiadom-Boakye often assigns allusive or poetic titles to her works. She describes these titles as an "extra brush-mark" that are integral to the work, but do not offer an explanation. The Painting's title, *Risen*, is therefore a springboard for imagination, and encourages viewers to arrive at their own interpretation of this fictitious character and his background. While the artist's larger portraits of lone figures, rendered full-length and set against monochromatic backgrounds, command top prices at auction, Yiadom-Boakye's smaller, more closely-cropped examples similar in scale and composition to the Painting have performed well in recent years. As of April 7, 2023, similar works to the Painting have sold in excess of $350,000 at auction and include examples such as: *Wishes Above Needs* (2011), which sold for £453,600 ($545,356) at Christie's, London, on March 1, 2023, *Casework* (2011), which sold for $428,400 at Phillips, New York, on November 18, 2021, and *Wren* (2011), which sold for £277,200 ($379,302) at Phillips, London, on October 14, 2021. The aforementioned sales averaged realized prices approximately doubled their high pre-sales estimates, suggesting particular demand among collectors for works like the Painting. The Painting has previously been offered at auction – at Christie's, New York, on May 14, 2021, where it sold for $350,000 against a pre-sale estimate of $80,000 to $120,000. The Painting's year, subject, format, and execution make it a commercial and desirable work by Lynette Yiadom-Boakye.

AS OF APRIL 7, 2023, FIVE OF YIADOM-BOAKYE'S TOP TEN AUCTION RECORDS HAVE BEEN ACHIEVED IN THE LAST TWO YEARS, WITH THREE OF HER TOP FIVE RECORDS SET SINCE MAY 2022.

In the wake of being shortlisted for the Turner Prize in 2013, works by Lynette Yiadom-Boakye first began to appear at auction and both annual turnover and median price point have grown steadily since 2020. Single figure compositions in particular dominate her secondary market. While relatively few group portraits have come to auction, they have achieved prices that exceed $1,500,000. Total auction turnover for works by the artist reached $6.3 million, representing a new all time high for the artist and supporting the continued growth experienced by her market. As of April 7, 2022, five of her top ten auction records have been achieved in the last two years, with three of her top five records set since May 2022. These are led by: *Diplomacy III* (2009), which sold for $1,950,000 at Christie's, New York, on May 11, 2021, *11pm Sunday* (2011), which sold for $1,744,000 at Sotheby's, New York, on May 19, 2022, and *Highpower* (2008), which sold for £1,482,000 ($1,679,355) at Christie's, London, on October 13, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[3,4]


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Lynette Yiadom-Boakye (b. 1977, London, England) is an acclaimed British-Ghanaian painter and writer recognized for her timeless depictions of imaginary subjects. She studied at Central Saint Martins College of Art and Design and Falmouth College of Art, before completing an MFA in 2003 from the Royal Academy Schools. She received her first solo exhibition a year later at Prowler Project Space in London, and her first major institutional exhibition opened at the Studio Museum in Harlem, New York, in late 2010. This first solo museum show, titled "Lynette Yiadom-Boakye: Any Number of Preoccupations," was curated by Naomi Beckwith with collaborations from influential curators Thelma Golden and critic Okwui Enwezor. Following this early success, Yiadom-Boakye subsequently received several prestigious recognitions, and has continued to to exhibit internationally. In 2013, she was a finalist for the Turner Prize and in 2018 she was awarded the Carnegie Prize and exhibited alongside Francis Bacon and Lucien Freud in "All Too Human: Bacon, Freud and a Century of Painting Life" at the Tate Britain. In 2019, her work was included in the inaugural Ghanaian pavilion, designed by British-Ghanaian architect David Adjaye and curated by Nana Oforiatta Ayim, at the Venice Biennale and was also the subject of a focused exhibition at the Yale Center for British Art, curated by the Pulitzer Prize-winning author Hilton Als. In 2020, a major survey of her work, titled "Lynette Yiadom-Boakye: Fly in League with the Night," opened at Tate Britain in London but closed early due to the COVID-19 pandemic. After touring to subsequent institutions, including the Moderna Museet in Stockholm, the Kunstsammlung Nordrhein-Westfalen in Düsseldorf, and the Grand Duke Jean Museum of Modern Art in Luxembourg, the exhibition reopened at the Tate in late November 2022 and ran through February 2023. Yiadom-Boakye's work is included in notable institutional collections, including the Tate Collection in London, The Museum of Modern Art in New York, the Baltimore Museum of Art, the Kunstmuseum Basel, Switzerland, and the Museum of Contemporary Art in Los Angeles, among others. As of April 7, 2023, the artist is based in London, and is represented by Jack Shainman Gallery.



LYNETTE YIADOM-BOAKYE



LYNETTE YIADOM-BOAKYE



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Lynette Yiadom-Baokye is 24.0%, which is based on 4 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Lynette Yiadom-Baokye was October 17, 2013, and ending on the last date a repeat sale occurred for such artist, which in the case of Lynette Yiadom-Baokye was October 20, 2020. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

3. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

4. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the [Painting / Artwork] by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Lynette Yiadom-Boakye with the following criteria: single panel canvas paintings, executed 2006 to present, that measure 60 inches by 60 inches and smaller, and excluding depictions of full-length figures. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 21.5% CAGR implied from selected sales occurring from October 19, 2013 to March 1, 2023.

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